UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                                  I-TRAX, INC.
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    45069D203
                                 (CUSIP Number)

                                DECEMBER 1, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [X] Rule 13d-1(b)
              [ ] Rule 13d-1(c)
              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 45069D203

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Pequot Capital Management, Inc.
         06-1524885

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         a. [ ]
         b. [ ]

      3. SEC Use Only

      4. Citizenship or Place of Organization
         Connecticut

      Number of Shares Beneficially Owned by Each Reporting Person With:

      5. Sole Voting Power: 4,022,782

      6. Shared Voting Power: 0

      7. Sole Dispositive Power: 4,022,782

      8. Shared Dispositive Power: 0

      9. Aggregate Amount Beneficially Owned by Each
         Reporting Person                                     4,022,782 shares

      10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

      11. Percent of Class Represented by Amount in Row (9): 12.1%

      12. Type of Reporting Person (See Instructions): IA, CO

      Item 1. (a) Name of Issuer

                  I-trax, Inc., a Delaware corporation  (the "Issuer")

              (b) Address of Issuer's Principal Executive Offices

                  4 Hillman Drive, Suite 130
                  Chadds Ford, Pennsylvania 19317

      Item 2. (a) Name of Person Filing

                  Pequot Capital Management, Inc.

              (b) Address of Principal Business Office or, if none, Residence

                  500 Nyala Farm Road, Westport, CT, 06880

              (c) Citizenship

              The Reporting Person is a Connecticut corporation.

              (d) Title of Class of Securities

                  Common Stock, par value $0.001 (the "Common Stock")

              (e) CUSIP Number

                  45069D203


      Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

              The Reporting Person is an investment adviser registered under
              Section 203 of the Investment Advisers Act of 1940.

      Item 4. Ownership.


              Ownership as of December 1, 2005 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person. The number of shares reported in items (5) - (9) and (11) consists of 1,368,500 shares of Common Stock and 2,654,282 shares of Common Stock issuable upon the conversion of shares of Series A preferred stock of the Issuer, in each case, held for the accounts of the Reporting Person's clients.

      Item 5. Ownership of Five Percent or Less of a Class.

              Not Applicable.

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              The Reporting Person is an investment adviser registered under
              Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares that are the subject of this filing through the investment discretion the Reporting Person exercises over the Accounts. Although such Accounts do not have beneficial ownership of such shares for purposes of Section 13 and
              Section 16 of the Act, two accounts of the Reporting Person, Pequot Scout Fund, L.P. and Pequot Mariner Master Fund, L.P., each of which owns of record more than 5% of the Issuer's outstanding shares.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

              Not Applicable.

     Item 8.  Identification and Classification of Members of the Group.

              Not Applicable.

     Item 9.  Notice of Dissolution of the Group.

              Not Applicable.

     Item 10. Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                      SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    DECEMBER 13, 2005
                                                    -----------------
                                                        (Date)

                                                   BY: /S/ ARYEH DAVIS
                                                   -------------------
                                                        (Signature)

                                         ARYEH DAVIS, CHIEF OPERATING OFFICER,
                                         -------------------------------------
                                             GENERAL COUNSEL AND SECRETARY
                                             -----------------------------
                                                     (Name/Title)